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18008061

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing

AUG 24 2018

Washington, DC

SEC FILE NUMBER
8-47393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lewis Financial Group, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8658 Business Park Drive, Suite 200
(No. and Street)

Shreveport (City) LA (State) 71105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Lewis, III 318-797-0447
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square (Address) Flower Mound (City) TX (State) 75028 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas C. Lewis, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lewis Financial Group, L.C., as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas C. Lewis
Signature

Managing Member
Title

Karen Erb
Notary Public

KAREN ERB
Notary Public
State of Louisiana
Notary ID # 92163
Caddo Parish

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028

972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Lewis Financial Group, L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lewis Financial Group, L.C. as of June 30, 2018, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lewis Financial Group, L.C. as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lewis Financial Group, L.C.'s management. Our responsibility is to express an opinion on Lewis Financial Group, L.C.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lewis Financial Group, L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Lewis Financial Group, L.C.'s financial statements. The supplemental information is the responsibility of Lewis Financial Group, L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

We have served as Lewis Financial Group, L.C.'s auditor since 2004.

Flower Mound, Texas
August 23, 2018

LEWIS FINANCIAL GROUP, L.C.
Statement of Financial Condition
June 30, 2018

Assets

Cash	$	594,526
Commissions receivable		1,519,238
Receivable from related party		7,798
Prepaid expenses		9,871
Clearing deposit		10,000
TOTAL ASSETS	$	2,141,433

Liabilities and Members' Equity

Liabilities		
Commissions payable	$	2,005,427
Accrued expenses		6,004
Total Liabilities		2,011,431
Members' Equity		130,002
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,141,433

See notes to financial statements.

LEWIS FINANCIAL GROUP, L.C.
Statement of Income
June 30, 2018

Revenue		
Securities commissions	$	1,176
Mutual fund commissions		156,901
Variable annuity commissions		363,370
Insurance commissions		91,520
Private placement commissions		2,900,873
Due diligence fees		479,676
Other income		25,381
Total Revenue		4,018,897
Expenses		
Compensation and related costs		3,605,257
Clearing costs		12,146
Communications		17,347
Donations		72,825
Occupancy		35,855
Promotion		4,582
Professional fees		16,738
Regulatory fees		12,380
Travel and entertainment		21,791
Other expenses		17,383
Total Expenses		3,816,304
NET INCOME	$	202,593

See notes to financial statements.

LEWIS FINANCIAL GROUP, L.C.
Statement of Changes in Members' Equity
June 30, 2018

Members' equity, June 30, 2017	$	108,409
Net income		202,593
Distributions to managing member		(181,000)
Members' equity, June 30, 2018	$	130,002

See notes to financial statements.

LEWIS FINANCIAL GROUP, L.C.
Statement of Cash Flows
June 30, 2018

Cash Flows From Operating Activities	
Net income	$ 202,593
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities	
Increase in commissions receivable	(1,484,116)
Increase in receivable from related party	(7,798)
Increase in prepaid expenses	(8,171)
Increase in commissions payable	2,002,626
Increase in accrued expenses	2,043
Net cash provided by operating activities	707,177
Cash Flows From Financing Activities	
Distributions to managing member	(181,000)
Net cash used in financing activities	(181,000)
Net increase in cash	526,177
Cash at beginning of year	68,349
CASH AT END OF YEAR	$ 594,526

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for interest was $73 and there was no cash paid for income taxes.

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Lewis Financial Group, L.C. (Company) was organized in May 1994 as a Louisiana limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's corporate office is located in Shreveport, Louisiana, and has branch offices in Mankato, Minnesota, and Missouri City, Texas.

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear certain securities transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company's operations consist primarily in providing securities and mutual fund brokerage, variable annuity and insurance sales, private placement of securities on a best efforts basis and due diligence related to private placements. The majority of the Company's customers are individuals located throughout the United States.

In February 2018, Michaletz Partners, LLC (MP) entered into an Agreement to Purchase Membership Interests whereby MP purchased 20% of the membership interests of the Company in April 2018, with an option to purchase the remaining 80%. In July 2018, MP exercised its option to purchase the remaining 80% of the membership interests of the Company, subject to FINRA's approval.

Note 1 - Nature of Business and Summary of Significant Accounting Policies, continued

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Revenue Recognition

Securities and mutual fund commisisons and the related expenses are recorded on the trade date as transactions occur. Mutual fund trail fees are accrued as earned.

Variable annuity and insurance commissions and the related expenses are recorded when initial contracts are funded by the customer and submitted to the insurance company. Variable annuity trail fees and insurance renewal commissions are accrued as earned on contracts that remain in force.

Private placement commissions and due diligence fees are recorded when subscription documents and customer funds are submitted to the sponsor or sponsors' managing broker-dealer.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The Company's taxable income or loss is allocated to the members capital accounts in accordance with their income and loss sharing ratios.

The Company is subject to state franchise tax in Minnesota.

Note 1 - Nature of Business and Summary of Significant Accounting Policies, continued

Income Taxes, continued

As of June 30, 2018, open federal tax years include the tax years June 30, 2015 through June 30, 2017.

Note 2 - Net Capital Requirements / Net Capital Deficiency

The Company is subject to the SEC Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2018, the Company had net capital of $73,359, which was $60,736 in deficiency of its required net capital of $134,095. The Company's net capital ratio was 27.42 to 1.

The Company had a net capital deficiency from approximately May 31, 2018 through July 18, 2018. The Company became aware of the deficiency on July 23, 2018, and notified FINRA and the SEC on July 24, 2018.

Note 3 - Transactions with Clearing Broker-Dealer and Commitment

The Company has a clearing agreement with a clearing broker-dealer, to provide clearing, execution and other related securities services. The agreement requires the Company to maintain a minimum of $10,000 as a deposit in account with the clearing broker-dealer. The clearing agreement also requires a monthly minimum clearing charge of $1,000 per month.

Note 4 - Related Party Transactions/Concentration of Revenue/Economic Dependency

A registered securities representative and minority member of the Company generated approximately 99% of the private placement commissions and due diligence fees and approximately 87% of the Company's total revenue. This registered representative's compensation was approximately 97% of the Company's total compensation and related costs and 99% of the commissions payable at year end.

Note 4 - Related Party Transactions/Concentration of Revenue/Economic Dependency, continued

In lieu of compensation, the majority managing member received capital distributions totaling $181,000 during the year. The Company is economically dependent on the majority managing member.

A related party entity owned by the minority member, agreed to reimburse the Company for various expenses totaling $25,381 during the year of which $7,798 is receivable from this related party at June 30, 2018. The reimbursements are recorded as other income in the statement of income. This same related party also provides office space and certain overhead costs for the Minnesota branch office at no cost to the Company. Transactions between the Company and the related party owned by the minority member were not consummated on terms equivalent to arms length transactions.

The Company made a charitable contribution to the majority managing member's family charitable trust of $65,000 during the year.

Note 5 - Concentration of Credit Risk and Off-Balance Sheet Risk

The Company has cash held at a regional bank totaling $594,526 or approximately 28% of the Company's total assets at June 30, 2018. Cash held is in excess of FDIC insurance of $250,000, creating a credit risk of $344,526 at June 30, 2018. Cash balance fluctuates on a daily basis.

The Company has commissions receivable of $1,423,495 due from private placement sponsors' managing broker dealers, which represents approximately 94% of commissions receivable and 66% of total assets at June 30, 2018. $1,210,482 of these private placement commissions receivable are due from three private placement sponsors' managing broker dealers.

Note 5 - Concentration of Credit Risk and Off-Balance Sheet Risk, continued

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions. The clearing broker-dealer carries certain accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 6 - Office Leases

The Company currently leases office space for $1,100 per month on a month-to-month basis. Rent expense totaled $13,200 for the year.

The registered representatives or their related entities provide branch office space at no cost to the Company.

Note 7 - Contingencies

The Company's business subjects it to various claims, regulatory examinations and actions, and other proceedings in the ordinary course of business. There are currently no asserted claims or legal proceedings against the Company; however, any such future action against the Company could have a substantial and adverse impact on the financial condition, results of operations or cash flows of the Company.

Note 8 - Subsequent Events

The Company had a net capital deficiency from approximately May 31, 2018 through July 18, 2018. (See Note 2)

The majority managing member contributed $75,000 in additional capital in July 2018.

In July 2018, MP exercised its option to purchase the remaining 80% of the membership interests of the Company, subject to FINRA's approval. (See Note 1)

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2018, through August 23, 2018, the date which the financial statements were available to be issued.

Schedule I

LEWIS FINANCIAL GROUP, L.C.
Supplemental Information Pursuant to Rule 17a-5
June 30, 2018

Net Capital Computation

Total members' equity qualified for net capital	$	130,002
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable		38,974
Receivable from related party		7,798
Prepaid expenses		9,871
Total deductions and/or charges		56,643
Net Capital	$	73,359
Aggregate indebtedness		
Commissions payable	$	2,005,427
Accrued expenses		6,004
Total aggregate indebtedness	$	2,011,431
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	134,095
Net capital in deficiency of minimum requirement	$	(60,736)
Ratio of aggregate indebtedness to net capital		27.42 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2018 as filed by Lewis Financial Group, L.C. on Form X-17A-5. Accordingly, no reconciliation is necessary.

See accompanying report of independent registered public accounting firm.

LEWIS FINANCIAL GROUP, L.C.
Supplementary Information Pursuant to Rule 17a-5
June 30, 2018

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Lewis Financial Group, L.C.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lewis Financial Group, L.C. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lewis Financial Group, L.C. claimed an exemption from 17 C.F.R. §240.15c3-3;(2)(ii) (exemption provisions) and (2) Lewis Financial Group, L.C. stated that Lewis Financial Group, L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Lewis Financial Group, L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lewis Financial Group, L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brad Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
August 23, 2018

L·F·G

LEWIS FINANCIAL GROUP, L.C.

Member FINRA/SIPC

EXEMPTION REPORT

Lewis Financial Group, L.C., (Company) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

LEWIS FINANCIAL GROUP, L.C.

I, Thomas C. Lewis, III, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Thomas C. Lewis

Title: Managing Member

August 23, 2018

8658 BUSINESS PARK DR., SUITE 200 • SHREVEPORT, LOUISIANA 71105-5660 • (318) 797-0447 • FAX (318) 797-0847
CRAIGLEWIS@LEWISFINANCIALGROUP.COM • WWW.LEWISFINANCIALGROUP.COM